                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 2)(1)

                             AMERISTAR CASINOS, INC.
                              (Name of Corporation)

                          COMMON STOCK, $.01 PAR VALUE
                         (Title of Class of Securities)

                                   03070Q 10 1
                                 (CUSIP Number)

                                CRAIG H. NEILSEN
                     3773 HOWARD HUGHES PARKWAY, SUITE 490S
                               LAS VEGAS, NV 89109
                                 (702) 567-7000
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                DECEMBER 17, 2001
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Sections 240.13d-7(b) for other parties to whom copies are to be sent.

(1)The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
Notes).
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CUSIP No. 03070Q 10 1              SCHEDULE 13D                Page 2 of 6 Pages

1.             NAME OF REPORTING PERSON                        Neilsen, Craig H.
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2.             CHECK THE APPROPRIATE BOX IF A MEMBER OF A                (a) [ ]
               GROUP                                                     (b) [ ]

3.

4.             SOURCE OF FUNDS                                               OO

5.             CHECK BOX IF DISCLOSURE OF LEGAL                              [ ]
               PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
               2(d) OR 2(e)

6.             CITIZENSHIP OR PLACE OF ORGANIZATION                       U.S.A.

       NUMBER OF
         SHARES           7.       SOLE VOTING POWER             15,700,000
      BENEFICIALLY
        OWNED BY          8.       SHARED VOTING POWER           0
          EACH
       REPORTING          9.       SOLE DISPOSITIVE POWER         15,700,000
         PERSON
          WITH            10.      SHARED DISPOSITIVE POWER      0

11.            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON                                       15,700,000

12.            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW                      [ ]
               EXCLUDES CERTAIN SHARES

13.            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)            61%


14.            TYPE OF REPORTING PERSON                                   HC, IN



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CUSIP No. 03070Q 10 1              SCHEDULE 13D                Page 3 of 6 Pages

         This Statement on Schedule 13D (this "Statement") is filed on behalf of Craig H. Neilsen to report the sale of 2,000,000 shares (the "Public Offering Shares") of common stock of Ameristar Casinos, Inc. by Mr. Neilsen on December 17, 2001 pursuant to an Underwriting Agreement, dated December 11, 2001 (the "Underwriting Agreement") by and among, Ameristar Casinos, Inc., Mr. Neilsen and the several underwriters listed on Schedule I of the Underwriting Agreement (the "Underwriters") in connection with a public offering by Ameristar Casinos, Inc. of 4,000,000 shares and up to an additional 900,000 shares pursuant to an over-allotment option granted to the Underwriters of the common stock of Ameristar Casinos, Inc. Bear, Stearns & Co. Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and CIBC World Markets Corp. acted as the representatives of the Underwriters.

         This Statement amends the Statement filed on Schedule 13D on December 14, 2001 on behalf of Craig H. Neilsen to report the execution of the Underwriting Agreement.

ITEM 1.         SECURITY AND ISSUER.

         No change.

ITEM 2.         IDENTITY AND BACKGROUND.

         No change.

ITEM 3.         SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The response to Item 3 is amended by adding the following statement:

         On December 17, 2001, Mr. Neilsen sold the Public Offering Shares to the Underwriters at a purchase price of $19.424 per share, after underwriting discounts of $1.076 per share, for an aggregate purchase price of $38,848,000.

ITEM 4.         PURPOSE OF TRANSACTION.

         The response to Item 4 is amended by adding the following:

         Mr. Neilsen sold the Public Offering Shares in connection with the public offering by the Company of 4,000,000 shares of Common Stock and an additional 900,000 shares of Common Stock pursuant to an over-allotment option granted to the Underwriters in order to diversify Mr. Neilsen's assets.

         Except as provided herein, Mr. Neilsen does not have any present plans or intentions which would result in or relate to any transaction described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. However, Mr. Neilsen reserves the right to change his plans or intentions at any time and to take any and all actions that he may deem to be appropriate at the time.

ITEM 5.         INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 is hereby amended and restated in its entirety as follows:
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CUSIP No. 03070Q 10 1              SCHEDULE 13D                Page 4 of 6 Pages

         (a) Mr. Neilsen beneficially owns 15,700,000 shares of Common Stock of Ameristar, which represents approximately 61% of the outstanding shares of the Common Stock based on the number of shares of Common Stock outstanding as of December 17, 2001. Of the shares owned beneficially by Mr. Neilsen, 220,800 shares of Common Stock (the "Estate Shares") are held of record by the estate of Gwendolyn N. Andersen.

         (b) As the executor of the estate of Gwendolyn N. Andersen, Mr. Neilsen has sole voting and dispositive control over the Estate Shares. Accordingly, Mr. Neilsen has sole voting and dispositive power with respect to all of the 15,700,000 shares of Common Stock beneficially owned by him.

         (c) Except as disclosed in Item 3 of this Statement, Mr. Neilsen has not effected any transactions in the Common Stock in the past 60 days.

         (d)      Not applicable.

         (e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF AMERISTAR.

         No change.

ITEM 7.         MATERIAL TO BE FILED AS EXHIBITS.

         No change.
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CUSIP No. 03070Q 10 1              SCHEDULE 13D                Page 5 of 6 Pages



                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                        Dated: December 18, 2001

                                         /S/ CRAIG H. NEILSEN
                                           Craig H. Neilsen
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CUSIP No. 03070Q 10 1              SCHEDULE 13D                Page 6 of 6 Pages



         On this 18th of December, 2001, Craig H. Neilsen directed Connie Wilson, in his presence as well as our own, to sign the foregoing document as "Craig H. Neilsen." Upon viewing the signatures as signed by Connie Wilson and in our presence, Craig H. Neilsen declared to us that he adopted them as his own signatures.

                                                     /s/ VICTORIA L. VRY
                                                     Witness

                                                     /s/ RHONDA K. VOGEL
                                                     Witness

STATE OF NEVADA            )
                           ):ss.
COUNTY OF CLARK            )

         I, Janet Catron, Notary Public in and for said county and state, do hereby certify that Craig H. Neilsen personally appeared before me and is known or identified to me to be the person who executed the foregoing instrument. Craig H. Neilsen, who being unable due to physical incapacity to sign his name or offer his mark, did direct Connie Wilson, in his presence, as well as my own, to sign his name to the foregoing document. Craig H. Neilsen, after viewing his name as signed by Connie Wilson, thereupon adopted the signatures as his own by acknowledging to me his intention to so adopt them as if he had personally executed the same.

         IN WITNESS WHEREOF, I have hereunto set my hand and official seal this 18th day of December, 2001.

                                                     /s/ JANET CATRON
                                                     Notary Public

My Commission Expires:        5/9/2005

Residing at:                  Las Vegas, NV